SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

XETA Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share, of XETA Technologies, Inc.

(Title of Class of Securities)

983909102

(CUSIP Number of Class of Securities)

Robert B. Wagner
Chief Financial Officer, Treasurer and Secretary
XETA Technologies, Inc.
1814 West Tacoma Street
Broken Arrow, Oklahoma, 74012
(918) 664-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Nancy C. Jones, Esq.
Barber & Bartz, P.C.
Suite 800

525 S. Main Street

Tulsa, Oklahoma 74103

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$306,032	$17.08

*

Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 386,800 shares of common stock, par value $0.001 per share, of XETA Technologies, Inc. having an aggregate value of $306,032 will be cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Table of Contents

ITEM 1.                  SUMMARY TERM SHEET

The information set forth under “Summary of Terms—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated September 17, 2009 (the “Offer to Exchange”) attached hereto as Exhibit (a)(1)(i) is incorporated herein by reference.

ITEM 2.                  SUBJECT COMPANY INFORMATION

(a)     Name and Address.

The name of the issuer is XETA Technologies, Inc., an Oklahoma corporation (“XETA” or the “Company”).  XETA’s principal executive offices are located at 1814 West Tacoma Street, Broken Arrow, Oklahoma 74012, and its telephone number is (918)664-8200.

(b)     Securities.

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to its eligible employees (“Eligible Employees”) to exchange certain stock options to purchase shares of the Company’s common stock, par value $.001 per share, that are issued and outstanding under either the XETA 2000 Stock Option Plan or the XETA 2004 Omnibus Stock Incentive Plan, for a lesser number of new stock options at a lower exercise price and new vesting schedule.  To be eligible for exchange under the Offer, the outstanding stock options must have an exercise price that is:  (i) equal to or greater than $2.95 per share but not greater than $4.14 per share, and (ii) greater than the closing price of the Company’s common stock on the date the new stock options to be issued in the exchange Offer are granted (the “Eligible Options”).

As of September 17, 2009, Eligible Options to purchase an aggregate of 386,800 shares of XETA common stock were outstanding.

(c)           Trading market and price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of the Common Stock Underlying the Eligible Options”) is incorporated herein by reference.

ITEM 3.                  IDENTITY AND BACKGROUND OF FILING PERSON

The information set forth under Section 2(a) above and in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transaction and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 4.                  TERMS OF THE TRANSACTION

(a)     Material terms.

The information set forth in the Offer to Exchange under Section 1 (“Eligibility; Number of New Stock Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options; New Stock Options”), Section 6 (“Conditions of the Exchange Program”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Eligible Options Acquired by the Company in the Offer; Accounting Treatment”), Section 12 (“Certain Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Extension of Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b)     Purchases.

Officers of the Company are eligible to participate in the Offer to Exchange upon the same terms and conditions as other employees.  Non-employee directors of the Company are not eligible to participate in the Offer to Exchange.  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 5.                  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by this reference.

ITEM 6.                  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)     Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Exchange Program”) is incorporated herein by this reference.

(b)     Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 11 (“Status of Eligible Options Acquired by the Company in the Offer; Accounting Treatment”) is incorporated herein by this reference.

(c)     Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Exchange Program”) is incorporated herein by this reference.

ITEM 7.                  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

(a)     Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by this reference.

(b)     Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Exchange Program”) is incorporated herein by this reference.

(d)     Borrowed Funds.

Not applicable.

ITEM 8.                  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)     Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

(b)     Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 9.                  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)     Solicitations or recommendations.

Not applicable.

ITEM 10.                FINANCIAL STATEMENTS

(a)     Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information About Us; Financial Information”), the information set forth in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008 under “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data”, and the information set forth in our quarterly report on Form 10-Q for the quarter ended July 31, 2009 under Part I, Item 1. Financial Statements, both as filed with the SEC, is incorporated herein by reference.

(b)     Pro Forma Information.

Not applicable.

ITEM 11.                ADDITIONAL INFORMATION

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) and Section 12 (“Certain Legal Matters; Regulatory Approvals) is incorporated herein by reference.

(b)     Other Material Information.

Not applicable.

ITEM 12.                EXHIBITS

(a)(1)(A)*	Offer to Exchange dated September 17, 2009

(a)(1)(B)*	E-mail from CEO to Eligible Employees announcing commencement of Exchange Program

(a)(1)(C)*	Letter from CEO to Eligible Employees dated September 17, 2009 to transmit Offer to Exchange documents

(a)(1)(D)*	Screen Shots of XETA Stock Option Exchange Program Intranet Website

(a)(1)(E)*	Election Instructions/Withdrawal Instructions

(a)(1)(F)*	Form of Election Form

(a)(1)(G)*	Form of Confirmation

(a)(1)(H)*	Form of Reminder E-mail to Eligible Employees

(a)(1)(I)*	Login Instructions

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended October 31, 2008, filed with the SEC on January 23, 2009 (incorporated herein by reference)

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, filed with the SEC on February 27, 2009 (incorporated herein by reference)

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2009, filed with the SEC on June 2, 2009 (incorporated herein by reference)

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended July 31, 2009, filed with the SEC on September 1, 2009, (incorporated herein by reference)

(a)(1)(N)

Current Reports on Form 8-K filed with or furnished to the SEC on January 27, 2009, February 19, 2009, February 26, 2009, March 19, 2009, April 6,2009, April 10,2009, May 6, 2009, May 19, 2009, May 28, 2009, June 3, 2009, June 8, 2009, August 12, 2009, and August 27, 2009 (incorporated herein by reference)

(a)(1)(O)

Definitive proxy statement related to the Company’s April 7, 2009 Annual Meeting of Shareholders filed with the SEC on February 27, 2009 and revised and filed with the SEC on March 17, 2009 (incorporated herein by reference)

(b)	Not applicable

(d)(1)	XETA Technologies 2000 Stock Option Plan as amended and restated December 30, 2008, filed with the SEC on January 23, 2009 (incorporated herein by reference)

(d)(2)*	Form of Stock Option Grant agreement for grants under the 2000 Stock Option Plan

(d)(3)	XETA Technologies 2004 Omnibus Stock Incentive Plan as amended and restated December 18, 2008, filed with the SEC on January 23, 2009 (incorporated herein by reference)

(d)(4)*	Form of Stock Option Award agreement for awards under the 2004 Omnibus Stock Incentive Plan

(d)(5)	Form of Restricted Stock Award Agreement for grants on December 18, 2008, filed with the SEC on January 23, 2009 (incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

* Filed herewith.

ITEM 13.                INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XETA Technologies, Inc.

/s/ Robert B. Wagner
Robert B. Wagner, Chief Financial Officer

Date:  September 17, 2009